Item 7 Exhibit 12 Statements Re. Computation of Ratios

The computations of the coverage of fixed charges before income taxes, and the coverage of combined fixed charges and preferred dividends for each of the years 1999 through 1995, on the basis of parent company operations only, are as follows.

	For the Year Ended December 31,
(Dollar Amounts in Millions)	1999	1998	1997	1996	1995

Net income	$228.0	$211.2	$164.7	$220.1	$218.8
Taxes based on income	142.6	131.0	97.5	135.0	129.4

Income before taxes	370.6	342.2	262.2	355.1	348.2

Fixed charges:
Interest charges	156.1	151.8	146.7	146.9	146.6
Interest factor in rentals	23.5	23.8	23.6	23.6	23.4

Total fixed charges	179.6	175.6	170.3	170.5	170.0

Income before income taxes and fixed charges	$550.2	$517.8	$432.5	$525.6	$518.2

Coverage of fixed charges	3.06	2.95	2.54	3.08	3.05

Preferred dividend requirements	$8.9	$18.0	$16.5	$16.6	$16.9

Ratio of pre-tax income to net income	1.63	1.62	1.59	1.61	1.59

Preferred dividend factor	$14.5	$29.2	$26.2	$26.7	$26.9

Total fixed charges and preferred dividends	$194.0	$204.8	$196.5	$197.2	$196.9

Coverage of combined fixed charges
and preferred dividends	2.84	2.53	2.20	2.66	2.63

Item 7 Exhibit 12 Statements Re. Computation of Ratios

The computations of the coverage of fixed charges before income taxes, and the coverage of combined fixed harges and preferred dividends for each of the years 1999 through 1995, on a consolidated basis, are as follows.

	For the Year Ended December 31,
(Dollar Amounts in Millions)	1999	1998	1997	1996	1995

Net income	$247.1	$226.3	$181.8	$237.0	$94.4
Taxes based on income	114.5	122.3	65.6	80.4	43.7

Income before taxes	361.6	348.6	247.4	317.4	138.1

Fixed charges:
Interest charges	208.7	208.6	216.1	231.1	238.7
Interest factor in rentals	23.8	24.0	23.7	23.9	26.7

Total fixed charges	232.5	232.6	239.8	255.0	265.4

Nonutility subsidiary capitalized interest	(1.8)	(0.6)	(0.5)	(0.7)	(0.5)

Income before income taxes and fixed charges	$592.3	$580.6	$486.7	$571.7	$403.0

Coverage of fixed charges	2.55	2.50	2.03	2.24	1.52

Preferred dividend requirements	$8.9	$18.0	$16.5	$16.6	$16.9

Ratio of pre-tax income to net income	1.46	1.54	1.36	1.34	1.46

Preferred dividend factor	$12.9	$27.7	$22.4	$22.2	$24.7

Total fixed charges and preferred dividends	$245.4	$260.3	$262.2	$277.2	$290.1

Coverage of combined fixed charges
and preferred dividends	2.41	2.23	1.86	2.06	1.39